STRATASYS
Q1 2017

FINANCIAL RESULTS CONFERENCE CALL

May 16th, 2017

Stratasys

Q1 2017 Conference and webcast details

Speakers	Live Dial-in Information
Ilan Levin CEO	Primary Dial-in: 855-319-2216
Lilach Payorski CFO	International Dial-in: 503-343-6033
Shane Glenn VP, Investor Relations	Participant Passcode: 10010178

Live webcast and replay:
http://edge.media-server.com/m/p/j59trooi

Forward Looking Statement

The statements in this presentation regarding Stratasys' strategy, and the statements regarding its projected future financial performance, including the financial guidance concerning its expected results for 2017, are forward-looking statements reflecting management's current expectations and beliefs. These forward-looking statements are based on current information that is, by its nature, subject to rapid and even abrupt change. Due to risks and uncertainties associated with Stratasys' business, actual results could differ materially from those projected or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: any failure to efficiently and successfully integrate the operations of Stratasys, Inc. and various entities that it has acquired, including MakerBot, Solid Concepts, Harvest and GrabCAD, or to successfully establish and execute effective post-acquisition integration plans; changes in the overall global economic environment; the impact of competition and new technologies; changes in the general market, political and economic conditions in the countries in which we operate; any underestimates in projected capital expenditures and liquidity; changes in our strategy; changes in applicable government regulations and approvals; changes in customers' budgeting priorities; lower than expected demand for our products and services; reduction in our profitability due to shifting in our product mix into lower margin products or our shifting in our revenues mix significantly towards our AM services business; costs and potential liability relating to litigation and regulatory proceedings; and those factors referred to in Item 3.D "Key Information - Risk Factors", Item 4, "Information on the Company", and Item 5, "Operating and Financial Review and Prospects" in our 2016 Annual Report on Form 20-F, filed with the SEC on March 9, 2017, as well as in the 2016 Annual Report generally. Readers are urged to carefully review and consider the various disclosures made throughout (i) the Report on Form 6-K that attaches Stratasys' unaudited, condensed consolidated financial statements as of, and for the quarter ended, March 31, 2017, and its review of its results of operations and financial condition for those periods, which has been furnished to the SEC on or about the date hereof, (ii) Stratasys' 2016 Annual Report, and (iii) Stratasys' other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects. Any guidance provided, and other forward-looking statements made, on this call are made as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Use of Non-GAAP financial information

The following non-GAAP data, which excludes certain items as described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our company in gauging our results of operations (x) on an ongoing basis after excluding merger and acquisition related expense and reorganization-related charges, and (y) excluding non-cash items such as stock-based compensation expenses, acquired intangible assets amortization, impairment of goodwill and other long-lived assets, changes in fair value of obligations in connection with acquisitions and the corresponding tax effect of those items. We also exclude, when applicable, non-recurring changes of non-cash valuation allowance on deferred tax assets, as well as, non-recurring significant tax charges or benefits that relate to prior periods which we do not believe are reflective of ongoing business and operating results. These non-GAAP adjustments either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the statement of operations, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided on slide 20.

Ilan Levin – CEO

Opening Remarks

- Generating positive effect from focus on key vertical markets
- Customer-centric approach is resulting in high-value application development with industry-leading manufacturing companies
- Gaining greater insights into customer needs and requirements is unlocking value and growing adoption

Lilach Payorski – CFO

Shane Glenn – VP of Investor Relations

Financial Update and Guidance

Financial Results
Stratasys, Ltd.

Metric	Direction	YOY
Revenue	↓	3% YOY
GAAP Gross Profit	↓	5% YOY
GAAP Operating Profit	↑	40% YOY
Non-GAAP Gross Profit	↓	10% YOY
Non-GAAP Operating Profit	↑	2% YOY

	GAAP			Non-GAAP		
	Q1-16	Q1-17	Change YOY	Q1-16	Q1-17	Change YOY
Total Revenue	$167.9	$163.2	-2.8%	$167.9	$163.2	-2.8%
Gross Profit **% margin**	81.2 48.3%	76.9 47.1%	-4.3 -5.3%	92.4 55.1%	83.5 51.2%	-9.0 -9.7%
Operating Profit (Loss) **% margin**	(21.1) -12.5%	(12.6) -7.7%	8.4 40.0%	4.0 2.4%	4.0 2.5%	0.1 1.9%
Pre-tax Profit (Loss) **% margin**	(20.9) -12.4%	(12.4) -7.6%	8.5 40.7%	4.1 2.5%	4.3 2.6%	0.2 3.7%
Tax Rate	-11.0%	-10.7%		86.3%	44.6%	
EBITDA	2.3	4.2	78.0%	12.6	12.8	0.9%
Net Income (loss) (attributed to SSYS Ltd.) **% margin**	(23.1) -13.8%	(13.9) -8.5%	9.3 40.1%	0.6 0.4%	2.4 1.5%	1.8 303.9%
EPS (Diluted)	($0.44)	($0.26)	40.8%	$0.01	$0.05	302.4%
Diluted Shares	52.1	52.7	1.1%	53.1	53.3	0.4%

($ in millions, except per share data, unless noted otherwise)

stratasys

Financial Results – Revenue Stratasys, Ltd.

Product Revenue	↓	3% YOY
System Revenue	↓	11% YOY
Consumable Revenue	↑	7% YOY
Service Revenue	↓	2% YOY
Customer support	↑	7% YOY

Total Revenue – Quarterly Trend


Product
Service
$119
$49
$124
$48
$110
$47
$127
$49
$115
$48
Q1 '16
Q2 '16
Q3 '16
Q4 '16
Q1 '17

($ in millions unless noted otherwise)

stratasys

Financial Results – Gross Margin Trends
Stratasys, Ltd.



GAAP
48.3%
46.2%
46.9%
47.3%
47.1%
52.0%
39.5%
50.4%
35.6%
50.6%
38.1%
51.0%
37.6%
52.7%
33.8%
Q1 '16
Q2 '16
Q3 '16
Q4 '16
Q1 '17
Non-GAAP
55.1%
55.9%
54.0%
53.6%
51.2%
61.1%
40.4%
63.5%
36.6%
60.6%
38.7%
59.5%
38.3%
57.9%
35.0%
Q1 '16
Q2 '16
Q3 '16
Q4 '16
Q1 '17
Product Gross Margin
Service Gross Margin
Total Gross Margin

stratasys

Financial Results – Operating Margin Trends
Stratasys, Ltd.

Operating Exp. (GAAP)	↓	12% YOY
R&D Exp. (GAAP)	↓	2% YOY
SG&A Exp. (GAAP)	↓	16% YOY

Operating Exp. (non-GAAP)	↓	10% YOY
R&D Exp. (non-GAAP)	↑	1% YOY
SG&A Exp. (non-GAAP)	↓	14% YOY

GAAP



45.9%
[VALUE]
[VALUE]
50.1%
39.8%
15.0%
14.2%
15.3%
13.9%
15.1%
Q1 '16
Q2 '16
Q3 '16
Q4 '16
Q1 '17
-12.5%
-10.0%
-12.3%
-16.6%
-7.7%

Non-GAAP



39.1%
37.1%
37.9%
35.2%
34.6%
13.6%
12.9%
14.1%
11.8%
14.1%
2.4%
5.9%
2.1%
6.6%
2.5%
Q1 '16
Q2 '16
Q3 '16
Q4 '16
Q1 '17
R&D Expenses (% of sales)
SG&A Expenses (% of sales)
Operating Margin

Financial Results - Balance Sheet Highlights & Cash From Operations Stratasys, Ltd.

($ in millions)	Q1-16	Q1-17
Cash from operating activities	$31.6	$25.4

Selected balance sheet items ($ in millions)	Dec-16	Mar-17
Cash and Cash Equivalents	$280.3	$297.2
Accounts Receivable, net	120.4	115.1
Inventories	117.5	116.0
Net Working Capital	388.4	390.1

Lilach Payorski – CFO

Financial Summary

- Pleased with growth in recurring consumables and service contract revenue
- Continued focus on operational performance, reflected by reduction in operating expenses
- Focusing on investment in value-added solutions within key target markets, while aligning costs and resources
- Favorable cash position provides capital to pursue opportunities going forward

Revenue & Earnings Guidance

Revenue (M)

$645 - $680

GAAP Diluted EPS

$(1.00) - $(0.73)

Non-GAAP Diluted EPS

$0.19 - $0.37

Reconciliation of GAAP to Non-GAAP Guidance **($ in millions, except per share data)**	
Revenue	$645 to $680
GAAP Net Loss	($53) to ($39)
(1) Stock-Based Compensation Exp.	$18 to $20
(2) Intangible Assets Amortization Exp.	$34
(3) Merger Related Expenses	$2 to $3
(4) Reorganization and other related costs	$8 to $10
(5) Corresponding tax expense and other tax adjustments	($3) to ($4)
Non-GAAP Net Income	$10 to $20
GAAP Loss Per Share	($1.00) to ($0.73)
Non-GAAP Diluted Earnings Per Share	$0.19 to $0.37

Ilan Levin – CEO

STRATEGIC OVERVIEW

CONTINUED TRACTION IN ADVANCED MANUFACTURING

Important milestones towards adopting additive manufacturing in complex requirement applications:

- Strategic collaboration with SIA Engineering Company (SIAEC), a major provider of aircraft maintenance, repair, and overhaul (MRO) services in Asia-Pacific
- Working with composite aero-structure manufacturer Strata and Siemens to develop aircraft interior parts for Etihad Airways
- McLaren Honda deploying Stratasys 3D printing solutions across a number of key applications throughout development of its new MCL32 Formula 1 race car
- Siemens Mobility providing rail industry with 3D printed parts including coupler housing covers for the front on trams
- Stratasys Direct Manufacturing collaborating with Peacocks Medical Group, a leading medical equipment supplier to optimize 3D printing for large-scale production of custom orthotics




ETIHAD


49



Continuous Build 3D Demonstrator

Smart multi-cell system

- New additive manufacturing approach designed for low volume production and mass customization
- Enables continuous, automated 3D printing with only minor human intervention
- Cloud-based architecture with automatic queue management
- Scalable by adding additional cells to increase capacity
- Technology demonstrators not commercially available at this time




stratasys

Metal Initiatives

- Leveraging strong base of knowledge within Stratasys Direct Manufacturing
  - ✓ One of largest 3rd party installations of DMLS systems
  - ✓ Provider of metal parts services to key customers
- Strategic investment in LPW Technology
  - ✓ Market leader in metal powder development and intelligent powder management systems to ensure traceability and compliance with quality requirements
- Strategic collaboration with Desktop Metal Inc.
  - ✓ Stratasys channel partners to gain access to Desktop Metal's innovative solutions

Ilan Levin – CEO

Summary & Outlook

- Encouraged by efforts to achieve deeper engagement with customers in targeted industry verticals of aerospace, automotive, and healthcare
- Focused on expanding collaborations with key global manufacturing companies to unlock value and grow adoption of our products and services
- Continue to focus on allocating resources to support long-term goals
- Seeking to invest in long-term growth opportunities

WE ARE
STRATASYS

THE 3D PRINTING SOLUTIONS COMPANY

Reconciliation of GAAP to Non-GAAP - Results of Operations Stratasys Ltd.

	Three Months Ended March 31, 2017			Three Months Ended March 31, 2016		
	GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
Gross Profit (1)	$76,880	$6,614	$83,494	$81,169	$11,278	$92,447
Operating income (Loss) (1,2)	(12,629)	16,658	4,029	(21,060)	25,013	3,953
Net income (Loss) attributable to Stratasys Ltd. (1,2,3)	(13,857)	16,265	2,408	(23,141)	23,737	596
Net income (Loss) per diluted share attributable to Stratasys Ltd. (4)	(0.26)	0.31	0.05	(0.44)	0.45	0.01
(1) Acquired intangible assets amortization expense		5,705			10,414	
Non-cash stock-based compensation expense		643			723	
Reorganization and other related costs		94			-	
Merger and acquisition and other expense		172			141	
		6,614			11,278	
(2) Acquired intangible assets amortization expense		2,544			3,760	
Non-cash stock-based compensation expense		3,261			4,900	
Changes in fair value of obligations in connection with acquisitions		696			727	
Reorganization and other related costs		1,686			-	
Merger and acquisition and other expense		1,857			4,348	
		10,044			13,735	
		16,658			25,013	
(3) Corresponding tax effect		(585)			(1,276)	
Amortization expense of associated company		192			-	
		$16,265			$23,737	
(4) Weighted average number of ordinary shares outstanding – Diluted	52,690		53,341	52,098		53,143

($ in thousands except per share data)

stratasys